Exhibit 99.2
On Track Innovations Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of June 30, 2011 (Unaudited)

On Track Innovations Ltd.
and its Subsidiaries
Interim Consolidated Financial Statements as of June 30, 2011

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Balance Sheets

US dollar in thousands except share and per share data

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$24,759	$15,409
Short-term investments	8,335	8,594

Trade receivables (net of allowance for doubtful accounts of $298 and $2,832 as of June 30, 2011 and December 31, 2010, respectively)	7,881	5,072
Receivables from sale of operation	1,267	2,336
Other receivables and prepaid expenses	2,400	1,532
Inventories	8,875	8,448

Total current assets	53,517	41,391

Severance pay deposits fund	1,372	1,355

Property, plant and equipment, net	15,439	14,826

Intangible assets, net	843	942

Goodwill	485	-

Total Assets	$71,656	$58,514

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Balance Sheets

US dollar in thousands except share and per share data

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$5,403	$6,881
Trade payables	8,808	6,874
Other current liabilities	7,137	8,954
Total current liabilities	21,348	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	4,344	5,189
Accrued severance pay	4,125	3,727
Deferred tax liability	71	84
Total long-term liabilities	8,540	9,000

Total Liabilities	29,888	31,709

Liabilities related to discontinued operation	458	689

Commitments and Contingencies

Equity
Shareholders' Equity

Ordinary Shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of June 30, 2011, and December 31, 2010; issued: 32,043,649 and 25,384,010 shares as of June 30, 2011, and December 31, 2010, respectively; outstanding: 31,481,174 and 24,821,535 shares as of June 30, 2011, and December 31, 2010, respectively	802	610
Additional paid-in capital	209,101	190,933
Treasury shares at cost –562,475 shares as of June 30, 2011 and December 31, 2010.	(1,136)	(1,136)
Accumulated other comprehensive income	636	645
Accumulated deficit	(167,899)	(164,812)
Shareholder’s equity	41,504	26,240
Non-controlling interest	(194)	(124)

Total Equity	41,310	26,116

Total Liabilities and Equity	$71,656	$58,514

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Interim Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
Revenues
Sales	$23,998	$26,001
Licensing and transaction fees	2,682	1,799
Total revenues	26,680	27,800

Cost of revenues
Cost of sales	13,343	12,665
Total cost of revenues	13,343	12,665

Gross profit	13,337	15,135
Operating expenses
Research and development	4,521	4,017
Selling and marketing	6,903	6,657
General and administrative	4,720	4,147
Amortization of intangible assets	284	287

Total operating expenses	16,428	15,108

Operating profit (loss)	(3,091)	27
Financial income (expense), net	23	(575)

Loss before taxes on income	(3,068)	(548)

Taxes on income	(84)	(155)

Net loss from continuing operations	(3,152)	(703)
Net loss from discontinued operations	-	(1,921)

Net loss	(3,152)	(2,624)

Net loss attributable to noncontrolling interest	65	47
Net loss attributable to shareholders	$(3,087)	$(2,577)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.10)	$(0.03)
From discontinued operations	$-	$(0.08)
	$(0.10)	$(0.11)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	30,825,506	24,310,558

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Statements of Changes in Equity and Comprehensive Loss

US dollar in thousands, except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Treasury Shares	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interest	Total shareholders' equity
Balance as of December 31, 2009 (audited)	23,946,316	$571	$187,473	$-	$570	$(158,623)	$(23)	$29,968

Changes during the six months period ended June 30, 2010: (unaudited)

Stock-based compensation related to options and shares issued to employees and others	-	-	1,878	-	-	-	-	1,878
Exercise of options and warrants	738,589	20	6	-	-	-	-	26
Payments to acquire treasury shares	-	-	-	(497)	-	-	-	(497)
Foreign currency translation adjustments	-	-	-	-	(949)	-	4	(945)
Net unrealized gain on available-for-sale
securities	-	-	-	-	140	-	-	140
Net loss	-	-	-	-	-	(2,577)	(47)	(2,624)
Balance as of June 30, 2010 (unaudited)	24,684,905	$591	$189,357	$(497)	$(239)	$(161,200)	$(66)	$27,946

Balance as of December 31, 2010 (audited)	25,384,010	$610	$190,933	$(1,136)	$645	$(164,812)	$(124)	$26,116

Changes during the six month period ended June 30, 2011: (unaudited)

Stock-based compensation related to options and shares issued to employees and others	-	-	1,184	-	-	-	-	1,184
Exercise of options and warrants	529,118	16	179	-	-	-	-	195
Shares issued in connection with the purchase of business operation	130,521	4	358	-	-	-	-	362
Issuance of shares, net of issuance expenses of $268	6,000,000	172	16,447	-	-	-	-	16,619
Foreign currency translation adjustments	-	-	-	-	110	-	(5)	105
Net unrealized gain on available-for-sale
securities	-	-	-	-	(119)	-	-	(119)
Net loss	-	-	-	-	-	(3,087)	(65)	(3,152)
Balance as of June 30, 2011 (unaudited)	32,043,649	$802	$209,101	$(1,136)	$636	$(167,899)	$(194)	$41,310

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
Total comprehensive loss:
Net loss	$(3,152)	$(2,624)
Foreign currency translation adjustments	105	(945)
Net unrealized gain on available-for sale
securities	79	154
Reclassification adjustment for gain on available-for-sale securities	(198)	(14)

Total comprehensive loss	$(3,166)	$(3,429)

Comprehensive loss attributable to the non-controlling interest	70	43

Total comprehensive loss attributable to shareholders	$(3,096)	$(3,386)

The accompanying notes are an integral part of these interim consolidated financial statements.

  On Track Innovations Ltd.
and its Subsidiaries
Interim Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(3,152)	$(703)
Adjustments required to reconcile net loss to net cash provide by (used in) operating activities:
Stock-based compensation related to options and shares issuedto employees and others	1,184	1,878
Gain on sale of property and equipment	(4)	(11)
Amortization of intangible assets	284	287
Depreciation	836	727

Changes in operation assets and liabilities:
Accrued severance pay, net	381	47
Accrued interest and linkage differences on long-term loans	(206)	115
Decrease in deferred tax liability	(13)	(18)
Linkage differences on receivable from sale of operation	(187)	-
Decrease (increase) in trade receivables, net	(2,752)	2,584
Decrease (increase) in other receivables and prepaid expenses	(849)	290
Increase in inventories	(189)	(4,298)
Increase in trade payables	1,498	1,363
Increase (decrease) in other current liabilities	(1,915)	1,458
Net cash provided by (used in) continuing operating activities	(5,084)	3,719

Cash flows from investing activities

Purchase of property and equipment	(786)	(1,275)
Purchase of available-for-sale securities	(3,492)	(3,543)
Acquisition of business operation (Supplement B)	(400)	-
Proceeds from maturity and sale of available-for-sale securities	3,886	1,185
Other, net	7	10
Net cash used in continuing investing activities	(785)	(3,623)

Cash flows from financing activities
Decrease in short-term bank credit, net	(1,937)	(533)
Proceeds from long-term bank loans	151	3,616
Repayment of long-term bank loans	(937)	(454)
Proceeds from issuance of shares, net of issuance expenses	16,619	-
Payments to acquire treasury shares	-	(497)
Proceeds from exercise of options and warrants, net	195	26
Net cash provided by continuing financing activities	14,091	2,158

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(231)	(1,600)
Net cash provided by discontinued investing activities	1,256	1,121
Total net cash provided by (used in) discontinued activities	1,025	(479)

Effect of exchange rate changes on cash	103	(285)

Increase in cash and cash equivalents	9,350	1,490
Cash and cash equivalents at the beginning of the period	15,409	26,884

Cash and cash equivalents at the end of the period	$24,759	$28,374

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands except share and per share data

	Six months ended June 30
	2011	2010
	(Unaudited)	(Unaudited)
Supplementary cash flows activities:

A. Cash paid during the period for:
Interest paid	$81	$96
Income taxes paid	$12	$-

B. Acquisition of business operation:
Assets acquired and liabilities assumed of the subsidiary at date of acquisition:

Working capital surplus	$(89)	$-
Property and equipment	(15)	-
Goodwill	(485)	-
Customer relationships	(102)	-
Brand	(28)	-
Technology	(43)	-
	(762)	-

Issuance of shares in consideration for the acquisition	362	-
	$(400)	$-

The accompanying notes are an integral part of these interim consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General

Description of business

On Track Innovations Ltd. (the “Company” or "OTI") was founded in 1990, in Israel. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. Commencing November 2002, the Company’s shares are listed for trading in the NASDAQ Global Market.

Note 2 – Significant accounting policies

A.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2010, are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2010.

B.	Newly issued accounting pronouncements :

1.  In June 2011, the Financial Accounting Standard Board (“FASB”) amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

2.  In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

Note 3 – Unaudited interim consolidated financial statements

A.
The interim period for these condensed financial statements is the six -months period ended June 30, 2011. The accompanying unaudited interim consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

        B .        Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates include the valuation of useful lives of long-lived assets, valuation of accounts receivable and allowance for doubtful accounts, inventory, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 4 – Acquisition of business operation

On January 4, 2011, PARX Ltd., the Company’s subsidiary, entered into an assets acquisition agreement with Ganis Systems Ltd. (“Ganis”) for the acquisition of assets and intellectual property (IP) in order to expand international presence in Europe and North America parking markets, and to strengthen its offering with additional IP and products. In consideration for this acquisition, the Company paid Ganis $400 in cash and issued to it 130,521 Ordinary Shares of the Company. The Ordinary Shares will be subject to lock-up, where 26,760 Ordinary Shares were freed from lock up seven months after the closing date and an additional 34,587 Ordinary Shares will be released from lock-up after 12, 18 and 24 months after the closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of the Company (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

The acquisition was accounted for using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed.

In connection with the acquisition, the Company recognized three intangible assets: (i) customer relationships, estimated fair value of $102; (ii) technology, estimated fair value of $43; and (iii) brand, estimated fair value of $28. Amortization is computed over the estimated useful lives of the respective assets, generally six to seven years. In addition, the Company recognized goodwill in the estimated amount of $485. These estimates are subject to revision, which may result in adjustments to the values presented above, when the appraisals are finalized. However, such adjustments are not expected to significantly change the information presented above.

The results of the acquired business were consolidated as of January 4, 2011.

Note 5 - Inventories

Inventories consisted of the following:

	June 30	December 31
	2011	2010
	(Unaudited)	(Audited)
Raw materials	$3,595	$3,007
Work in progress	2,172	2,408
Finished products	3,108	3,033

	$8,875	$8,448

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 – Shareholders equity

1.
On February 8, 2011, the Company closed a firm commitment underwritten public offering of 6,000,000 Ordinary Shares, including shares issued pursuant to the underwriter's over-allotment option, at a public offering price of $3.00 per share. The proceeds to the Company, net of issuance costs, were approximately $16,619.

2.
During the six month period ended June 30, 2011, the Company granted total options to purchase 651,000 Ordinary Shares of the Company. 349,000 and 302,000 options were granted to employees and non employees, respectively.

The exercise price for the options granted during the six month period ended June 30, 2011, ranges $0.03-$2.48 per share. Options' vesting period range is up to 4 years.

The Company usually estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted assumptions are based on the Company historical experience, in accordance with the guidance of ASC 718. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company used the following weighted-average assumptions for granted options for the six period ended June 30, 2011: expected volatility – 77%, risk free interest rate – 1.01%, dividend yield – 0%, expected life of up to (years) – 3.75.

During the six month periods ended June 30, 2011 and 2010, the Company recorded share based compensation in total of $1,184 and $1,878, respectively.

Note 7 - Financial instruments

a.           Fair value of financial instruments

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing investments, accounts receivable, accounts payable and short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company, in estimating fair value for financial instruments, used the following methods and assumptions:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of short term investments is based on quoted market prices and thus is based on level 1 input.

The carrying amounts of long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates.

b. Composition:

The carrying amount, gross unrealized holding gains and losses, and fair value of available-for-sale debt securities by major security type and class of security at June 30, 2011, and at December 31, 2010, were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value
At June 30, 2011
U.S. Treasury securities	1,687	30	-	1,717
ILS treasury securities	751	72	-	823
Corporate bonds	5,686	127	(18)	5,795

	8,124	229	(18)	8,335
At December 31, 2010
U.S. Treasury securities	1,605	7	(6)	1,606
ILS treasury securities	1,963	176	-	2,139
Corporate bonds	4,722	147	(20)	4,849

	8,290	330	(26)	8,594

Maturities of debt securities classified as available-for-sale were as follows at June 30, 2011:

Due after six months through five years	7,772
Due after five years through ten years	563
8,335